FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Forxiga approved in China for heart failure

 4 February 2021 07:00 GMT

Forxiga approved in China for heart failure

Forxiga is the first SGLT2 inhibitor approved in China for heart failure with reduced ejection fraction in adult patients with and without type-2 diabetes

AstraZeneca's Forxiga (dapagliflozin) has been approved in China to reduce the risk of cardiovascular (CV) death and hospitalisation for heart failure (hHF) in adults with heart failure (NYHA class II-IV) with reduced ejection fraction (HFrEF).

Heart failure (HF) is a life-threatening chronic disease that prevents the heart from pumping sufficient levels of blood around the body.1 At least half of patients with HF have a reduced ejection fraction (EF),2 which occurs when the left ventricle muscle is not able to contract adequately, and therefore expels less oxygen-rich blood into the body.3-5

The approval by China's National Medical Products Administration (NMPA) is based on positive results from the landmark DAPA-HF Phase III trial, published in The New England Journal of Medicine. The NMPA's Center for Drug Evaluation granted DAPA-HF priority review in May 2020.

Junbo Ge, Professor, Director and Doctoral advisor in the Department of Cardiology, Zhongshan Hospital, Fudan University, China, and investigator in the DAPA-HF Phase III trial, said: "The mortality rate of cardiovascular disease far exceeds that of cancer and other diseases, making it a leading cause of death in China. The DAPA-HF trial enrolled Chinese patients from 30 sites. Its results and today's approval will support a new standard of care for the millions of people in China living with heart failure."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "There is no known cure for chronic heart failure except for heart transplantation, which is why there is an urgent need for new treatment options that can improve symptoms and help patients live longer. This approval marks another important step forward in our ambition to improve outcomes for millions of people worldwide living with this life-threatening disease."

The DAPA-HF Phase III trial demonstrated that Forxiga, in addition to the standard of care consisting of an angiotensin-converting enzyme inhibitor (ACEi) or an angiotensin receptor blocker (ARB), reduced the risk of the composite of CV death or worsening of HF events, including hHF versus placebo by 26%, and both components of the primary composite endpoint contributed benefit to the overall effect.6 Forxiga is the first sodium-glucose co-transporter 2 (SGLT2) inhibitor to have shown this benefit. In the DAPA-HF Phase III trial, the safety profile of Forxiga was consistent with the well-established safety profile of the medicine. During the trial, one CV death or hHF or an urgent HF visit resulting in intravenous therapy associated with HF could be avoided for every 21 patients treated with Forxiga.6

Forxiga (known as Farxiga in the US) is approved in the US, Europe, Japan and several other countries around the world for the treatment of adult patients with HFrEF.

Forxiga is advancing knowledge of cardiorenal protection as science continues to identify the underlying links between the heart, kidneys and pancreas. DAPA-HF is part of DapaCare, a robust clinical trial programme to assess the potential CV and renal benefits of Forxiga. The programme has also explored the treatment of patients with chronic kidney disease (CKD) in the DAPA-CKD Phase III trial, with the full results announced in August 2020 demonstrating that Forxiga met all primary and secondary endpoints, including all-cause mortality. Additionally, Forxiga is currently being tested in HF patients with preserved ejection fraction (HFpEF) in the DELIVER Phase III trial, with data readout anticipated in the second half of 2021, and in patients without type-2 diabetes (T2D) following an acute myocardial infarction (MI) or heart attack in the DAPA-MI Phase III trial - a first of its kind, indication-seeking registry-based randomised controlled trial.

Heart failure
Heart failure affects approximately 64 million people worldwide (at least half of whom have a reduced ejection fraction),2,7 including approximately 15 million in the EU, six million in the US,8,9 and seven million treated adults in China.10 It is a chronic disease where half of patients will die within five years of diagnosis.11 There are two main categories of HF related to EF, a measurement of the percentage of blood leaving the heart each time it contracts: HFrEF and HFpEF.3 HFrEF occurs when the left ventricle muscle is not able to contract adequately and therefore, expels less oxygen-rich blood in to the body.4,5 HF remains as fatal as some of the most common cancers in both men (prostate and bladder cancers) and women (breast cancer).12 Chronic HF is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden.13

DAPA-HF
DAPA-HF (Dapagliflozin And Prevention of Adverse-outcomes in Heart Failure) is an international, multi-centre, parallel-group, randomised, double-blinded Phase III trial in 4,744 patients with heart failure and reduced ejection fraction (LVEF ≤ 40%), with and without T2D, designed to evaluate the effect of Forxiga 10mg, compared with placebo, given once daily in addition to standard of care consisting of an ACEi or an ARB. The primary composite endpoint was time to the first occurrence of a worsening heart failure event (hospitalisation or equivalent event; i.e. an urgent heart failure visit), or cardiovascular death. The median duration of follow-up was 18.2 months.

Forxiga
Forxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor.

The research for Forxiga is advancing from cardiorenal effects to prevention and organ protection as science continues to identify the underlying links between the heart, kidneys and pancreas. Damage to one of these organs can cause the other organs to fail - contributing to leading causes of death worldwide, including T2D, HF and CKD.

For nearly a decade Forxiga has been an effective monotherapy and part of combination therapy as an adjunct to diet and exercise to improve glycaemic control in adults with T2D. Following results from the landmark DECLARE-TIMI 58 Phase III CV outcomes trial, it is approved in adults with T2D to reduce the risk of hHF or CV death when added to standard of care. Forxiga is also the first SGLT2 inhibitor approved for the treatment of HFrEF in adults with and without T2D.

In August 2020, results from the DAPA-CKD Phase III trial demonstrated that Forxiga achieved unprecedented reduction in the composite risk of kidney failure and CV or renal death in patients with CKD versus placebo. It is now the first SGLT2 inhibitor shown to significantly prolong survival in a renal outcomes trial for this patient population and provide organ protection. Forxiga is not indicated for the treatment of CKD.

DapaCare is a robust programme of clinical trials to evaluate the potential CV, renal and organ protection benefits of Forxiga. It includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience. It is currently being assessed in patients with HF with preserved ejection fraction in the DELIVER Phase III trial. Forxiga is also being tested in patients without T2D following an acute MI or heart attack in the DAPA-MI Phase III trial - a first of its kind, indication-seeking registry-based randomised controlled trial.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling comorbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Mayo Clinic. Heart Failure; 29 May 2020 [cited 5 January 2021]. Available from: URL: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
2.   Travessa AMR, Menezes Falcão LF de. Treatment of Heart Failure With Reduced Ejection Fraction-Recent Developments. Am J Ther 2016; 23(2):e531-49.
3.   American Heart Association. Ejection Fraction Heart Failure Measurement; 2017 [cited 2 Nov 2020]. Available from: URL: https://www.heart.org/en/health-topics/heart-failure/diagnosing-heart-failure/ejection-fraction-heart-failure-measurement.
4.   Ponikowski P et al. 2016 ESC Guidelines for the Diagnosis and Treatment of Acute and Chronic Heart Failure: The Task Force for the Diagnosis and Treatment of Acute and Chronic Heart Failure of the European Society of Cardiology (ESC) Developed with the Special Contribution of the Heart Failure Association (HFA) of the ESC. Eur Heart J 2016; 37(27):2129-200.
5.   National Guideline Centre (UK). Chronic Heart Failure in Adults: Diagnosis and Management. London: National Institute for Health and Care Excellence (UK); 2018 Sep. (NICE Guideline, No. 106.) 13, Glossary.
6.   McMurray JJV et al. Dapagliflozin in Patients with Heart Failure and Reduced Ejection Fraction. N Engl J Med 2019; 381(21):1995-2008.
7.   Vos T et al. Global, Regional, and National Incidence, Prevalence, and Years Lived with Disability for 328 Diseases and Injuries for 195 Countries, 1990-2016: A Systematic Analysis for the Global Burden of Disease Study 2016. Lancet 2017; 390(10100):1211-59.
8.   Dickstein K et al. ESC Guidelines for the Diagnosis and Treatment of Acute and Chronic Heart Failure 2008: the Task Force for the Diagnosis and Treatment of Acute and Chronic Heart Failure 2008 of the European Society of Cardiology. Developed in Collaboration with the Heart Failure Association of the ESC (HFA) and Endorsed by the European Society of Intensive Care Medicine (ESICM). Eur Heart J 2008; 29:2388-442.
9.   Centers for Disease Control and Prevention. Heart Disease: Heart Failure. 8 September 2020.  https://www.cdc.gov/heartdisease/heart_failure.htm#:~:text=Facts%20About%20Heart%20Failure%20in,estimated%20%2430.7%20billion%20in%202012.
10.  AstraZeneca. Data on File. February 2020.
11.  Mozaffarian D et al. Heart Disease and Stroke Statistics-2016 Update: A Report From the American Heart Association. Circulation 2016; 133(4):e38-360.
12.  Mamas MA et al. Do Patients Have Worse Outcomes in Heart Failure than in Cancer? A Primary Care-Based Cohort Study with 10-year Follow-up in Scotland. Eur J Heart Fail 2017; 19(9):1095-104.
13.  Azad N, Lemay G. Management of Chronic Heart Failure in the Older Population. J Geriatr Cardiol 2014; 11(4):329-37.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 February 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary